02016080

SECURITIES AND EXCHAGE COMMISSION
Washington, DC 20549

P.E. 12/31/01

FORM 6-K

Report of Foreing Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended December 31, 2001

Credicorp Ltd.
Clarendon House
Church Street
Hamilton HM 11 Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___x_ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No_____x______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached Material Event (Hecho de Importancia) is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following :

1. Credicorp Ltd. and Subsidiaries, Consolidated Balance Sheet, as of December 31, 2001 and Consolidated Statement of Income for the Twelve months ended December 31, 2001.

2. Credicorp Ltd. Press Release reporting financial results for the period ended December 31, 2001, submitted to Conasev, Comisión Nacional Supervisora de Empresas y Valores (The Peruvian governmental entity which supervises the Peruvian securities markets, or Stock Exchange) and the Bolsa de Valores de Lima on February 7, 2002.

3. Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on February 7, 2002.

Credicorp Ltd. and Subsidiaries Consolidated Balance Sheet, as of December 31, 2001, Consolidated Statement of Income for the Twelve Months Ended December 31, 2001

CREDICORP LTD. AND SUBSIDIARIES
Statement of Cash Flows
For the periods ended December 31 of 2001 and 2000

(In Thousands of U.S. Dollars)

	For the 12 month period Jan. 1st to December 31, 2001	For the 12 month period Jan. 1st to December 31, 2000
RECONCILIATION OF NET RESULTS WITH CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS		
NET INCOME (LOSS) FOR THE PERIOD	54,513	17,696
ADJUSTMENTS TO NET RESULTS OF THE PERIOD	0	0
Depreciation and amortization	46,732	47,520
Loan loss provision	134,357	170,102
Provision for securities and seized assets	26,714	18,987
Other provisions	0	
Profit (loss) from the sale of securities	(10,230)	5,218
Profit (loss) from the sale of properties and equipment	(9,217)	0
Others	0	0
DEBITS AND CREDITS FROM NET CHANGES IN ASSETS AND LIABILITIES		
Increase (decrease) in receivables and other accounts receivables	0	0
Increase (decrease) in notes payables and other accounts payables	0	0
Increase (decrease) in other assets	(3,226)	(132,524)
Increase (decrease) in other liabilities	17,122	57,780
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS	**256,765**	**184,779**
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase from sale of properties and equipment	0	5,826
Increase from sale of other non financial assets	0	86,816
Purchase of properties and equipment	(18,513)	(23,153)
Purchase of other non financial assets	(216,055)	(207,215)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY INVESTING ACTIVITIES	**(234,568)**	**(137,726)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) net of deposits and obligations	62,281	117,587
Increase (decrease) net of obligations to banks and correspondents	(117,939)	(141,202)
Increase (decrease) net of other financial liabilities	0	5,135
Increase (decrease) capital and capital surplus	0	(6,567)
(Increase) decrease net of the loan portfolio	258,195	147,646
(Increase) decrease net of investments	0	0
Dividends received (paid)	(23,908)	(8,100)
(Increase) decrease of other financial assets	0	0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY FINANCING ACTIVITIES	**178,629**	**114,499**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**200,826**	**161,552**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,752,577	1,591,026
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**1,953,403**	**1,752,577**

CREDICORP LTD. AND SUBSIDIARIES
Changes in Shareholder's Equity
For the periods ended December 31 of 2001 and 2000
(In Thousands of U.S. Dollars)

	Common Shares	Capital Surplus	Legal Reserve	Special Reserve	Retained Earnings	Total
Balances at January 1, 2000	404,739	147,499	69,527	0	133,975	755,740
1. Changes in accounting practices and correction of material errors	0	0	0	28,659	(4,699)	23,960
2. Distribution and appropriation of profits	0	0	0	0	0	0
3. Dividends and participations	0	0	0	0	(8,099)	(8,099)
4. New capital additions	0	0	0	0	0	0
5. Changes in premiums and donations	0	0	0	0	0	0
6. Increase or decrease due to mergers or spinoffs	0	0	0	0	0	0
7. Asset revaluations	0	0	0	0	0	0
8. Capitalization of equity accounts	0	0	0	0	0	0
9. Capital reductions	0	0	0	0	0	0
10. Profit (loss) net of the current period	0	0	0	0	17,696	17,696
11. Other increase (decrease) of equity accounts	(4,132)	(2,435)	0	0	0	(6,567)
Balances at December 31, 2000	**400,607**	**145,064**	**69,527**	**28,659**	**138,873**	**782,730**
Balances at January 1, 2001	400,607	145,064	69,527	28,659	138,873	**782,730**
1. Changes in accounting practices and correction of material errors	0	0	0	0	0	0
2. Distribution and appropriation of profits	0	0	0	0	0	0
3. Dividends and participations	0	0	0	0	(23,908)	(23,908)
4. New capital additions	0	0	0	0	0	0
5. Changes in premiums and donations	0	0	0	0	0	0
6. Increase or decrease due to mergers or spinoffs	0	0	0	0	0	0
7. Asset revaluations	0	0	0	0	0	0
8. Capitalization of equity accounts	0	0	0	0	0	0
9. Capital reductions	0	0	0	0	0	0
10. Profit (loss) net of the current period	0	0	0	0	54,513	54,513
11. Other increase (decrease) of equity accounts	(3,302)	(6,044)	0	(7,218)	0	(16,564)
Balances at December 31, 2001	**397,305**	**139,020**	**69,527**	**21,441**	**169,478**	**796,771**

CREDICORP LTD. AND SUBSIDIARIES
INCOME STATEMENTS
For the periods ended December 31, 2001 and 2000
(In Thousands of U.S. Dollars)

	For the 3 month period October 1st to December 31, 2001	For the 3 month period October 1st to December 31, 2000	For the 12 month period Jan. 1st to December 31, 2001	For the 12 month period Jan. 1st to December 31, 2000
INCOME	**155,061**	**192,769**	**694,772**	**763,535**
Interest Income	**155,061**	**192,769**	**694,772**	**763,535**
Interest on Deposits with banks	10,534	19,332	65,523	84,325
Interest and commissions from Interbank funds	0	0	0	0
Interest on trading securities	20,361	22,094	82,607	73,644
Interest on Loans	123,786	151,341	544,255	598,842
Income on notes receivables	0	0	0	0
Interest and dividends on investment	380	2	2,387	6,724
Fees and other income on financial operations	0	0	0	0
Others	0	0	0	0
Operating Income	0	0	0	0
Other operating revenue	0	0	0	0
EXPENSES	**(60,561)**	**(95,826)**	**(318,542)**	**(389,748)**
Interest Expense	**(60,561)**	**(95,826)**	**(318,542)**	**(389,748)**
Interest and fees on obligations with the public	(41,163)	(75,223)	(220,024)	(303,967)
Interest and feen on interbank funds	0	0	0	0
Interest on deposits from other financial and international institutions	0	0	0	0
Interest on borrowed funds	(10,387)	(16,083)	(59,177)	(62,843)
Interest on long term debt to banks and correspondents	0	0	0	0
Interest and fees on other financial obligations	0	0	0	0
Other interest expense	(9,011)	(4,520)	(39,341)	(22,938)
Operating costs	0	0	0	0
GROSS FINANCIAL MARGIN	**94,500**	**96,943**	**376,230**	**373,787**
Provision for lower market value of investments	0	0	0	0
Provision for possible loan losses, net	(40,394)	(39,254)	(134,357)	(170,102)
NET INTEREST INCOME	**54,106**	**57,689**	**241,873**	**203,685**
Other Income	120,228	74,039	369,779	334,033
Other expense	(22,001)	(23,020)	(97,017)	(92,261)
OPERATING MARGIN	**152,333**	**108,708**	**514,635**	**445,457**
Administrative expenses	(106,735)	(94,562)	(420,151)	(404,006)
Cost of sales	0	0	0	0
OPERATING RESULTS	**45,598**	**14,146**	**94,484**	**41,451**
Financial income	0	0	0	0
Financial expense	0	0	0	0
Other income and expense	835	69	(2,575)	(8,500)
Result from exposure to inflation	0	0	0	0
Income before income taxes and extraordinary items	**46,433**	**14,215**	**91,909**	**32,951**
Participations	0	0	0	0
Income taxes	(10,496)	(4,193)	(21,557)	(9,702)
Income before extraordinary items	**35,937**	**10,022**	**70,352**	**23,249**
Extraordinary income	0	0	0	0
Extraordinary expenses	0	0	0	0
Income before minority interests	**35,937**	**10,022**	**70,352**	**23,249**
Minority interest	(9,427)	(3,086)	(15,839)	(5,553)
Net Income	**26,510**	**6,936**	**54,513**	**17,696**
Prefered dividends	0	0	0	0
NET ATTRIBUTABLE INCOME	**26,510**	**6,936**	**54,513**	**17,696**

CREDICORP LTD. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre del año 2001 y 31 de diciembre del año 2000
(En miles de dólares estadounidenses)

	2001	2000
ACTIVO		
ACTIVO CORRIENTE		
Disponible	1,903,217	1,747,201
Fondos interbancarios	50,186	5,376
Inversiones negociables y a vencimiento (neto)	516,376	347,922
Cartera de créditos (neto)	3,720,046	4,112,598
Cuentas por cobrar (neto)	0	0
Cuentas por cobrar diversas (neto)	0	0
Otros activos	0	0
TOTAL ACTIVO CORRIENTE	**6,189,825**	**6,213,097**
Cartera de créditos (neto)	0	0
Cuentas por cobrar (neto)	0	0
Cuentas por cobrar diversas (neto)	0	0
Bienes realizables, recibidos en pago, adjudicados y fuera de uso (neto)	0	0
Inversiones permanentes en valores (neto)	584,293	601,881
Inversiones en inmuebles (neto)	0	0
Inmuebles, mobiliario y equipo (neto)	258,870	263,561
Activos intangibles (neto)	0	0
Impuesto a la renta y participaciones diferidos activo	0	0
Otros activos	555,928	548,509
TOTAL ACTIVO NO CORRIENTE	**1,399,091**	**1,413,951**
TOTAL ACTIVO	**7,588,916**	**7,627,048**

	2001	2000
PASIVO Y PATRIMONIO		
PASIVO		
PASIVO CORRIENTE		
Obligaciones con el público	5,379,995	5,562,266
Fondos interbancarios	26,296	12,693
Depósitos de empresas del sistema financiero y organismos financieros internacionales	321,200	90,251
Adeudos y obligaciones financieras a corto plazo	341,452	459,391
Valores, titulos y obligaciones en circulación	0	0
Cuentas por pagar	0	0
Cuentas por pagar diversas	0	0
Provisiones	0	0
Otros pasivos	0	0
TOTAL PASIVO CORRIENTE	**6,068,943**	**6,124,601**
Adeudos y obligaciones financieras	0	0
Valores, titulos y obligaciones en circulación	0	0
Cuentas por pagar	0	0
Cuentas por pagar diversas	23,801	15,433
Provisiones	238,159	193,983
Impuesto a la renta y participaciones diferidos pasivo	0	0
Otros pasivos	348,987	414,826
TOTAL PASIVO NO CORRIENTE	**610,947**	**624,242**
TOTAL PASIVO	**6,679,890**	**6,748,843**
Interés minoritario	112,255	95,475
PATRIMONIO		
Capital social	397,305	400,607
Capital adicional	139,020	145,064
Reserva legal	69,527	69,527
Otras reservas	21,441	28,659
Resultados acumulados	169,478	138,873
TOTAL PATRIMONIO	**796,771**	**782,730**
TOTAL PASIVO Y PATRIMONIO	**7,588,916**	**7,627,048**

Credicorp Ltd. Press Release reporting financial results for the period ended December 31, 2001.

FOR IMMEDIATE RELEASE:

For additional information please contact:
Jose Hung
Investor Relations
Banco de Credito
Phone: (511) 349-0590
E-mail: jhung@bcp.com.pe
Web site: http://www.credicorpnet.com

Alfredo Montero
General Manager
Banco de Credito, New York Branch
Phone: (212) 644-6644
Fax: (212) 826-9852
E-mail: amontero@bcpny.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2001

(Lima, Peru, February 7, 2002) - Credicorp Ltd. ("Credicorp") (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended December 31, 2001.

For the year ended December 31, 2001, Credicorp reported consolidated net profit of US$54.5 million, 208.1% greater than the US$17.7 million in year 2000, resulting in US$0.68 and US$0.22 per share, respectively. The net profit for the fourth quarter of 2001 was US$26.5 million, or US$0.33 per share, 282.2% greater than the US$6.9 million in the same quarter in 2000 or US$0.09 per share. Results in the present quarter improved compared to the same quarter a year ago, principally due to the extraordinary gains from the sale of Banco Capital and from the sale of long term equity investments, which have been partially offset by increases in provisions for impaired assets and market risk, as explained in Section I.5. Additionally, the results for the full year 2001 improve with respect to the previous year's due to lower provisions for impaired assets and increases in non financial income, offset in part by increases in provisions for assets received in lieu of payment and other contingencies.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

(In U.S.$ millions, except net income per share)

	Three months ended			Twelve months ended	
	31.12.00	30.09.01	31.12.01	31.12.00	31.12.01
Net interest income	96.9	94.4	94.5	373.8	376.2
Provisions for possible loan losses, net	39.3	30.0	40.4	170.1	134.4
Other income	74.0	84.1	120.2	334.0	369.8
Claims on insurance activities	23.0	24.4	22.0	92.3	97.0
Other expenses	94.6	105.5	106.7	404.0	420.2
Translation result	0.1	(0.6)	0.8	(8.5)	(2.6)
Income before income tax and minority interest	14.2	17.9	46.4	33.0	91.9
Income Tax	(4.2)	(3.6)	(10.5)	(9.7)	(21.6)
Minority Interest	(3.1)	(3.2)	(9.4)	(5.6)	(15.8)
Net Income	6.9	11.1	26.5	17.7	54.5
Net Income per share (1)	0.086	0.139	0.332	0.219	0.681

(1) Based on 79.5 million net outstanding shares at 4Q01, 80.2 million in other periods. The total number of shares is 94.4 million, however, as 14.9 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.5 million.

I.1 PERUVIAN ECONOMIC SITUATION

After declining in the first months of 2001, GDP is showing signs of recovery with growth of 1.2% and 3.0% in the third and fourth quarters, respectively, compared to the –1.5% decline in the last quarter of 2000. Nevertheless, cumulative for 2001 GDP shows only a slight increase of 0.2%, lower than growth of 3.1% in total 2000. In the current quarter, growth is mostly explained by developments in Mining and certain non-primary sectors, that offset falls in Fishing due to the fishing ban.

GDP growth in the current quarter had the effect of the important increase in the Mining Sector (17.5% in October, 23.5% in November and 27.9% in December) due to the Antamina and Yanacocha mines, but was adversely affected by decline in Fishing (+4.0%, -54.1% and –38.0%, respectively). Construction (0.6%, 8.1% and 12.8%) shows improvement due to higher public investment, while Electricity and Water (5.1%, 4.5% and 5.8%, respectively) also grows slightly. Compared to last year's growth, in the months of October, November and December 2000 GDP grew +0.5%,-1.9% and –3.5%, respectively.

Cumulative for 2001, growth is seen only in the Mining (11.2%), the Electricity and Water (3.8%) and Others (0.3%) Sectors, with the most important decreases noticed in Fishing (-13.3%), Construction (-6.0%), Manufacturing (-1.1%) and Agriculture (-0.6%).

Aggregate demand data, available only through the third quarter of 2001, show that Internal Demand decreased for the fourth consecutive quarter, –2.8% in 4Q00, -1.9% in 1Q01, –1.8% in 2Q01, and –0.8% in 3Q01. In all of these periods private consumption has allways been positive, but total demand turns negative due to declines in public consumption and in investment. In the third quarter 2001, Investment is lower by 7.3% (–19.3% in the Public Sector and –5.9% in the Private Sector), while Public Sector Consumption decreased 0.5%. In the fourth quarter 2001 Internal Demand is expected to grow slightly.

Lower spending by the Public Sector is due to a lack of improvement in fiscal matters which, even after a surplus in first quarter 2001 amounting to 0.7% of GDP, partly due to high non-recurring revenue and delayed spending, a 2.5% deficit resulted in 2Q01, and of 2.2% in 3Q01, and a higher deficit is expected in 4Q01, with a cumulative deficit of 2.4% expected for the current fiscal year.

In the fourth quarter of 2001, the consumer price index in Peru decreased 0.6%, after also declining 0.1% in the preceding second quarter, compared to 0.4% inflation in the year-ago quarter. For the twelve months through December 2001 a 0.1% deflation was obtained. The wholesale price index dropped 1.6% during the current quarter, after also decreasing 0.8% in the preceding third quarter of 2001. During total year 2001, IPM declined 2.2%. Deflation in the current quarter was due mainly to lower fuel and public services prices (electricity), while those of various food categories were mostly unchanged, after increasing slightly in the preceding quarter.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.444 at December 31, 2001, a 1.1% decline in the quarter and 2.2% lower than the year-end 2000 exchange rate, reflecting low foreign exchange demand in spite of the volatility in other countries in the region.

The economic slowdown during the fourth quarter 2001 negatively affected deposit volumes, but loans grew. Deposits for the fifteen commercial banks in the system reached S/.46,452 million (US$12,928 million), according to the Asociación de Bancos del Peru (ASBANC) as of December 31, 2001, a 0.5% growth in nominal terms compared to September 30, 2001, change affected by the 1.1% lower exchange rate (S/.3.48 in September versus S/.3.44 last December).

During the quarter ended December 31, 2001, total loans in the banking system increased 0.3%, in nominal terms, to S/.36,143 million (US$10,494 million), but are 5.5% lower compared to the year-ago loan balances. During the quarter, local currency loans (19.7% of total loans) increased 4.2%, while foreign currency loans decreased 2.5%.

As of December 31, 2001, the Peruvian bank's average past due ratio was 9.1%, decreasing from the 10.1% ratio in September 2001. It should be noted that these ratios are below actual ones due to the benefits of government sponsored programs that exchanged Treasury Bonds for past due loans. BCP decided not to take advantage of these programs.

Commercial banks' past due loans decreased 9.1% during the current quarter to S/.3.3 billion (US$1.0 billion), and are also lower by 13.5% compared to bad loans at December 2000 (in nominal terms). At December 31, 2001, loan loss provisions were S/.3.8 billion (US$1.1 billion), decreasing 6.6% in the last quarter of 2001. The system-wide past due loan coverage ratio increases from 111.2%, as of last September, to 114.2% at December 2001, which is also higher than the 101.2% ratio at year-end 2000.

During the fourth quarter 2001 commercial banks' interest rates steepened their continuing declining trend. Local currency average loan rates (TAMN) were 23.1% in fourth quarter 2001, lower than 25.8% in the preceding third quarter, while deposits rates (TIPMN) declined to 5.7% from 7.5%, respectively. The average local currency interbank rates decreased from 6.6% in third quarter 2001 to 3.7% in the fourth quarter. During the quarter, foreign currency rates decreased following the declining trend of interest rates in the international capital markets. Foreign currency loan rates (TAMEX) were 11.3% in fourth quarter 2001, lower than 12.2% in the preceding quarter, while deposit rates (TIPMEX) also decreased to 2.5% from 3.4% in the third quarter of 2001.

I.2 INTEREST INCOME AND OTHER INCOME

Net interest income in the fourth quarter of 2001 was US$94.5 million, 2.5% less than that earned in the same period of 2000, principally due to lower margins. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 6.16% during the fourth quarter of 2001, less than the 6.59% in the same period in the prior year and slightly higher than the 5.97% in the third quarter of 2001. Net interest margin increased slightly with respect to the preceding quarter principally due to the lower cost of funds given the lower interest rate international environment, noting an overall excess of liquid funds and lower lending rates. The volume in interest earning assets, as an average between beginning and ending balances, reached US$6,136 million in the period, increasing 4.3% compared to US$5,884 million in the fourth quarter of 2000.

Non-interest income was US$120.2 million in the fourth quarter of 2001, increasing 62.4% compared to the US$74.0 million in the same period of 2000, principally due the increase in sales from Banco Capital and of a long term equity position, as detailed in Section I.5. Income from banking fees for the fourth quarter of 2001 were US$45.8 million, increasing 12.6% compared to commissions in the year-ago period. Non-interest income components were as follows:

(In US$Mn)	4Q00	3Q01	4Q01	4Q01 vs. 3Q01	4Q01 vs. 4Q00
Commissions for banking services	41.5	42.1	45.8	8.7%	10.4%
Net premiums	28.2	28.0	27.2	-2.8%	-3.4%
Gains from sale of securities	-10.2	-2.9	32.9	N/A	N/A
Gains from foreign exchange	6.3	6.2	4.0	-35.3%	-36.1%
Other non-interest income	8.3	10.6	10.3	-2.8%	24.1%
Total Non-Interest Income	**74.0**	**84.1**	**120.2**	**43.0%**	**62.4%**

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses, which include provisions for assets received in lieu of loan repayment and employee profit sharing expense, amounted to US$106.7 million in fourth quarter 2001, 12.9% higher than in the same period of the previous year. Fourth quarter 2000 expenses were reduced due to reversal of excess provisions for insurance premiums (US$5.7 million in the Other expense caption) and the reversal of personnel bonuses. Credicorp's other expense components had the following variations:

(% change and US$Mn)	4Q00	3Q01	4Q01	4Q01 vs. 3Q01	4Q01 vs. 4Q00
Salaries and employee benefits	38.9	43.7	44.7	2.3%	14.8%
General, administrative, and taxes	35.4	36.5	34.2	-6.2%	-3.5%
Depreciation and amortization	11.8	11.4	12.4	8.6%	5.2%
Other	8.4	13.9	15.4	10.9%	83.9%
Total Other Expenses	**94.6**	**105.5**	**106.7**	**1.2%**	**12.9%**

The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment and employee profit sharing expenses, as a percentage of total income without extraordinary concepts) improved to 50.38% in the fourth quarter of 2001 having been 50.71% in the same period last year. Adjusted operating expenses as a percentage of average total assets were 5.05% the current period, higher than 4.58% in the year-ago quarter.

I.4 ASSETS AND LIABILITIES

Credicorp's totals assets were US$7.6 billion at December 31, 2001 slightly below by 0.5% with respect to the balance at year-end 2000, but declines 5.5% compared to the balance at September 2001. The loan portfolio as of December 31, 2001 totaled US$4.1 billion, decreasing 5.8% during the present quarter, and 8.8% with respect to the balance at December 2000. The decrease in assets and loans in the current quarter is principally due to the sale of Banco Capital, which had US$170.4 million in loans at September 2001. Funds deposited in other banks, which increase 14.4% in the year, nevertheless decreased 13.0% in the quarter to US$1.7 billion, corresponding to the 5.0% decline in deposits, which is partly explained by the pre-cancellation of debt by corporate clients.

Deposits and other obligations reached US$5.7 billion at December 31, 2001, 5.0% lower with respect to September 2001 partly due to the sale of Banco Capital which had US$153.4 million in deposits, but increasing 1.1% since December 2000. Due to banks and correspondents decreased by 28.8% from US$479.7 million in September to US$341.5 million at the end of the present quarter, and 25.7% lower than the US$459.4 million at December 2000.

Loan quality indicators are shown in the following table:

(In US$Mn)	**4Q00**	**3Q01**	**4Q01**
Total loans	4,454.1	4,313.5	4,064.5
Past due loans	376.1	384.3	350.8
Loan loss reserves	341.5	355.8	344.4
Past due / Total loans	8.4%	8.9%	8.6%
Reserves / Past due	90.8%	92.6%	98.2%

The balance of past due loans decreased from US$384.3 million in the preceding quarter to US$350.8 million at the end of the current quarter, after charge-offs amounting to US$49.9 million.

I.5 EXTRAORDINARY ITEMS

In November 2001, Credicorp had extraordinary gains of US$29.6 million, net of amortized costs and minority interests, from two concepts. A gain of US$23.3 million was realized from the sale of equity shares in the Peruvian brewer Backus & Johnston that were held by Pacifico Peruano Suiza, and, from the sale of Banco Capital, in El Salvador, an additional US$6.3 million net profit was realized. Against these profits, Credicorp established provisions for a total of US$10.6 million that will be applied for possible reductions in value of the investment portfolio, and possible losses related to the loans of the Bolivian portfolio. The net effect of both concepts on fourth quarter 2001 results was US$19.0 million.

I.6 SUBSIDIARIES

Credicorp's principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	**4Q00**	**3Q01**	**4Q01**	**12m00**	**12m01**
Banco de Credito	US$ 7.9	US$15.6	US$11.9	US$ 24.1	US$45.7
Atlantic	0.6	-1.4	0.5	10.3	4.6
PPS	2.7	0.5	19.4	1.6	18.7
Banco Tequendama	-0.2	-0.1	-0.1	-4.2	-1.8
Credicorp and others*	-4.1	-3.5	-5.2	-14.1	-12.7
Consolidated Net Income	**US$ 6.9**	**US$11.1**	**US$26.5**	**US$ 17.7**	**US$54.5**

** Includes Inversiones Crédito and Grupo Capital for contributions prior to its sale..*

In the present quarter, BCP contributed US$11.9 million to Credicorp's net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$13.4 million, with the difference mainly due to minority interest (US$-1.3million).

The US$19.4 million contribution by PPS in the current quarter differs from its results according to Peruvian accounting principles (US$60.3 million, see section IV), principally due to lower gains from the sale of Backus & Johnston shares. From this operation, approximately a US$20 million gain was obtained by Credicorp, net of provisions, while a US$55 million net profit was recorded in PPS's local books. The lower profit is due to the higher cost of these shares as registered in Credicorp's books, according to market valuation at Credicorp's inception, compared to historic cost at PPS.

Banco Tequendama contributed with a loss of US$0.1 million to the consolidated net income in the fourth quarter of 2001, and, in this period, Credicorp did not have to increase provisions for losses related to substandard loans and foreclosed assets transferred from Banco Tequendama. In past quarters, Credicorp made provisions for these concepts amounting to US$1.5 million in the fourth quarter of 2000 and US$0.2 million in the third quarter of 2001.

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Credicorp holds a 99.7% interest in BCB, directly and through various subsidiaries, and it is consolidated within BCP's financial statements. The Bolivian economy, after a slight recovery in 2000 where 2.2% GDP growth was achieved based on exports, is currently suffering the effects of depressed domestic demand, stagnant economic activity and social conflicts. During the first semester of 2001, GDP grew by 0.2% but fell by 0.2% in the second quarter mainly due to sectors linked to internal demand. It is estimated that growth for this year will be negligible, in spite of success in decreasing foreign debt and growth related to the export of oil and gas. Construction, Commerce, Manufacturing and Mining have been the sectors most effected by this crisis. In 2002, a moderate recovery is expected while GDP should grow between 2.5% and 3.0% as a result of increased activity in the oil industry and telecommunications.

Given the continued weakness in the economy, loan volume in the system continued to decline, after falling by 10.8% in 2000, further contraction of 3.0% occurred during the fourth quarter of 2001, with a cumulative decline of 16.4% in 2001, to end at US$3,048 million. Loan quality continued to deteriorate to a past due ratio of 16.1% in December 2001, from 11.6% in December 2000. Total deposits in the system amounted to US$3,158 million at December 2001, similar to balances at September 2001, but 7.5% lower than in December of last year. For the full year 2001, inflation was just 0.9%, reflecting the weakness in demand, and continues to be below devaluation which was 6.7% for the same period.

BCB's market share in deposits increased from 13.88% last December to 15.18% at the end of 2001, positioning it as the second bank in the system. In terms of loans, BCB continued ranked as the third bank in the system with 13.57% market share, which is similar to the 13.53% it had last December. As of December 31, 2001, BCB has total loans of US$391.5 million which compares to the US$441.2 million at September 2001, and US$488.2 million a the end of last year. At the end of the fourth quarter 2001, BCB's past due loans were 14.2% of total loans, higher than the 6.5% at year-end 2000, yet lower than the 16.1% average of the banking system. Accumulated net income for the year 2001 for BCB was US$1.3 million, less than US$5.6 million in 2000. In the quarter net profit was only US$28 thousand, compared to US$1.5 million in the fourth quarter of last year, principally due to greater provisions for loan losses and for foreclosed assets.

Banco Tequendama, Colombia

The Colombian economy continued with the negative trend that began in the final quarter of 2000, with decreases in domestic demand and lower demand for exports. GDP grew by only 1.4% in the first three quarters of 2001, compared to 2.8% growth during the same period last year. It is estimated for the full year that the economy will grow 1.5%, below the original estimate of 3.8%, while estimates for 2002 stand at 3%. Inflation, which continued its declining trend aided by low domestic demand, was 0.7% in the current quarter, lower than 1.0% in the fourth quarter last year, and reached 7.7% for 2001, compared to 8.8% in 2000. The exchange rate revalued by 1.0% during the fourth quarter of 2001, accumulating a devaluation of 5.5 % from last December, to close the year at Co$2,307 per

US$1. During the quarter, interest rates continued a slow decline, given lower Central Bank intervention rates set to stimulate the economy. The DTF rate went from 11.56% last September to 11.36% at the end of December after having been at 13.35% at the beginning of the year. Loans in the banking system as of November 2001 grew by only 3.0% (in CO$ nominal terms) reaching US$15,833 million. Total deposits in the system were US$19,274 million at the end of November 2001, increasing by 4.6% during the year.

Banco Tequendama continued to grow the volume of its business. As of December 31, 2001 it had loans of US$245.1 million, slightly higher than the US$242.9 million at September 2001, and 16.1% above the US$211.1 million in December 2000. At the end of the quarter, deposits totaled US$227.4 million, increasing from US$191.0 million in September 2001 and 39.3% above the US$163.2 million at the end of 2000. The past due loan ratio was 6.2% in December 2001, increasing from 4.3% at the end of last year, and coverage with provisions of 67.3% compared with 80.8%, respectively. Banco Tequendama was ranked as bank 16 out of 25 banks in the system in terms of loans, as of November 2001, with a 1.68% market share of total loans, better than the 1.47% share obtained in December 2000. At the same dates, deposit market share increased to 0.98% from 0.84%, respectively. The accumulated net profit for 2001 was Co$1,884 million, according to the bank's local records, increasing from Co$355 million in 2000.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES ("BCP")

II.1 NET INCOME

Consolidated net income for the year ended December 31, 2001 was S/.179.9 million (US$52.2 million), 162.1% higher than net income of S/.68.6 million (US$19.9 million) in 2000. Net income for the fourth quarter of 2001 was S/.46.1 million (US$13.4 million), 47.3% better than the S/.31.3 million (US$9.1 million) obtained in the same period last year. In both cases, net income increased when compared to the respective period of last year, mainly due to lower provisions for loan losses and to better results from exposure to inflation, which offset higher non-financial expenses and taxes.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Twelve months ended		
	31.12.00	30.09.01	31.12.01	31.12.01	31.12.00	31.12.01	31.12.01
				US$			US$
Net interest income	293.2	291.1	283.9	$82.4	1,156.1	1,144.9	$332.4
Provisions for loan losses, net	131.0	96.7	111.6	$32.4	564.4	421.3	$122.3
Other income	156.9	180.5	198.3	$57.6	647.6	706.8	$205.2
Other expenses	274.9	288.1	302.4	$87.8	1,116.1	1,168.9	$339.4
Result from exposure to inflation	(5.7)	(8.1)	12.7	$3.7	(39.4)	(1.5)	($0.4)
Income before income tax	38.5	78.7	80.9	$23.5	83.8	260.0	$75.5
Income Tax	7.2	20.5	34.8	$10.1	15.2	80.1	$23.3
Net Income	**31.3**	**58.2**	**46.1**	**$13.4**	**68.6**	**179.9**	**$52.2**
Net Income per share (2)	0.031	0.057	0.045	$0.013	0.067	0.175	$0.051

(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of December 31, 2001. Figures in US$ have been translated at the exchange rate of S/.3.444 to the dollar.

(2) Based on 1,026 million outstanding shares in all periods.

It should be noted that the inflation adjustment methodology was not applied during the second and third quarters of 2001, as allowed by CONASEV the securities market supervisor, for interim financial statements in deflationary periods resulting in adjustment indexes below 1.0. The application of the adjustment index for deflation in the fourth quarter, which had retroactive effect, created an increase in the results from exposure to inflation in the current quarter as can be seen in the above chart.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the fourth quarter of 2001 reached S/.283.9 million (US$82.4 million), decreasing by 3.2% compared to the same period last year, and was 2.5% lower than in the third quarter of 2001.

During the fourth quarter of 2001, the net interest margin was 6.13%, lower than the 6.63% during the same period in 2000, when accrued interest in suspense accounts were recovered, and is also slightly lower than the 6.20% in third quarter 2001. With respect to the third quarter 2001, the reduction in the margin is the result of reduced lending rates and returns on invested funds that are partly offset by lower cost of funds, and an increase in local currency lending, in an excess liquidity environment, both in local and foreign currencies.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the fourth quarter of 2001 amounted to S/.198.3 million (US$57.6 million), 26.4% higher than income earned during the same period of 2000, mainly due to higher gains on the sale of securities and increased fees for banking services. Non-interest income for the year 2001 was S/.706.8 million (US$205.2 million), 9.2% higher than in 2000, also due to increased revenues from the sale of securities and from banking fees, which compensated declines in foreign exchange operations.

In the fourth quarter of 2001, fees from banking services amounted to S/.139.8 million (US$40.6 million), 4.3 % higher than in the same period of 2000, as increased revenue from credit cards fees, securities management and corporate finance, offset declines in collections, and guarantees and stand-by L/Cs. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	**4Q00**	**4Q01**	**Growth**
Contingent credits	8.0	6.6	-17.5%
Foreign Trade	7.3	5.8	-20.5%
Account Maintenance	33.3	33.3	0.0%
Insurance	10.3	10.0	-2.9%
Collections fees	15.2	13.8	-9.2%
Fund transfer services	25.4	24.6	-3.1%
Credit card fees	15.8	17.4	10.1%
Brokerage	3.6	6.5	80.6%
Corporate Finance	2.0	3.8	90.0%
Loan administration	1.0	1.7	70.0%
Shipping and handling	6.5	6.4	-1.5%
Other	5.6	9.9	76.8%
Total	**134.0**	**139.8**	**4.3%**

In the fourth quarter of 2001, securities transactions resulted in a gain of S/.20.8 million (US$6.0 million), principally as a result of reversals of excess provisions, improving over the loss of S/.15.1 million (US$4.4 million) in the same period last year, which was the result of overall lower market values. The Lima Stock Exchange decreased 3.4% in the fourth quarter of 2001, compared to a decline of 10.9% in the same period last year, while the same index declined 2.6% during the present year, and 34.2% during 2000.

Gains from foreign exchange operations was S/.15.3 million (US$4.5 million) in the fourth quarter of 2001, 17.9% lower than that of the same period in 2000, maily due to lower traded volumes.

The Other Income caption, where reversals of prior year expenses and provisions and recoveries of certain operating costs from clients are booked, increased from S/.19.3 million (US$5.6 million) in the fourth quarter of 2000 to S/.22.3 million (US$6.5 million) in the current period, mainly due to higher recoveries of charged-off accounts.

II.4 OTHER NON-INTEREST EXPENSES

Non interest expenses during the fourth quarter of 2001 were S/.302.4 million (US$87.8 million), 10.0% above that of the same period in 2000, basically due to higher contingency provisions, and increased personnel expenses, which is partly explained by the decline that this expense concept had in the fourth quarter of 2000 when excess provisions for employee bonuses were reversed. Adjusted operating expenses, determined by excluding provisions for assets received in lieu of loan repayment and employee profit sharing expenses, reached S/.273.6 million (US$79.5 million) in the fourth quarter of 2001, increasing 10.4% compared to the year-ago period.

Approximately 40% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept increased 16.1% to S/.120.2 million (US$34.5 million) when compared to the fourth quarter of 2000, mainly due to the reversal of excess provisions for employee bonuses that took place in the fourth quarter of last year, and to higher employee profit sharing expenses in the current quarter. At the end of the fourth quarter 2001 the number of employees stood at 7,747, increasing over the 7,547 figure as of September 2000. This number increases basically as a result of increases in sales staff at Banco de Credito del Perú and Solución Financiera de Crédito.

General and Administrative expenses, which represented 32% of non-interest expenses, reached S/.96.3 million (US$28.0 million) in the fourth quarter of 2001, increasing 2.8% when compared to expenses in the same period a year ago, the result of increases in expenses related to systems, maintenance, and the transportation of currency and securities. In the quarter, the most significant general and administrative expeses were:

(In constant S/. Mn.)	**4Q00**	**4Q01**	**Chnge.**
Office supplies and operating costs	13.5	12.8	-5.2%
Communications	9.3	9.1	-2.2%
Third party fees	15.4	13.4	-13.0%
Insurance and security	11.4	12.5	9.6%
Transport of currency and securities	11.4	13.0	14.0%
Systems and maintenance	12.6	15.1	19.8%
Advertising and marketing	19.3	17.2	-10.9%
Other G&A	0.9	3.2	255.6%
Total G&A	**93.8**	**96.3**	**2.8%**

The Other caption within Other Non-Interest Expenses, increased from S/.39.2 million (US$11.4 million) in the fourth quarter of 2000 to S/.48.0 million (US$13.9 million) in the current quarter, mainly due to increases in contingencies provisions.

The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan and employee profit sharing expense) as a percentage of average total assets, increases from 4.8% in the fourth quarter of 2000 to 5.2% in the same period in 2001.

Adjusted operating expenses, as a percentage o total income, also increased from 55.1% to 56.9% when comparing the fourth quarters of 2000 and 2001, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.20,829 million (US$6,048 million) at the end of the fourth quarter of 2001, increasing slightly by 0.2% with respect to the balance at December 2000, but decreased by 3.5% since September 2001. Cash and deposits in banks, which during the preceding quarter grew 13.5%, decreased by 10.9% in the current period, corresponding to lower time deposits which decreased by 11.6%, while loans remained basically unchanged.

Total loans were S/.12,668 million (US$3,678 million) at the end of December 2001, decreasing slightly by 0.4% compared to September 2001, and remain 6.0% below the year-end balance of 2000. At December 31, 2001, the loan portfolio, net of provisions, represented 55.2% of total assets, compared to 59.2% a year ago. At the end of the fourth quarter of 2001, the Nuevos Soles portion of the loan portfolio was 15.8%, increasing from 15.3% in September 2001 and 14.4% in December 2000.

As of December 31, 2001 total deposits were S/.17,564 million (US$5,100 million), decreasing by 2.9% during the current quarter, but grew 2.3% over deposits at the end of last year. During the present quarter, demand deposits grew by 9.1% and savings deposits grew by 5.9%, while time deposits decreased by 11.6%. Deposits denominated in Nuevos Soles were 19.8% of total deposits, greater than the 18.1% at September 2001, and the 17.3% at the end of December 2000.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			**Total Deposits**		
(In % and constant S/.Mn.)	**4Q00**	**3Q01**	**4Q01**	**4Q00**	**3Q01**	**4Q01**
Banco de Crédito del Peru	71.1%	76.0%	76.8%	79.8%	82.3%	81.9%
Banco de Crédito de Bolivia	13.1%	11.9%	10.7%	9.8%	9.5%	10.4%
Banco de Crédito Overseas	9.5%	4.9%	4.9%	7.3%	4.3%	3.4%
Crédito Leasing	4.9%	5.5%	5.8%	2.7%	3.1%	3.2%
Solución Financiera de Crédito	1.4%	1.7%	1.8%	0.4%	0.8%	1.1%
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
BCP consolidated Total	**S/.12,313**	**S/.11,512**	**S/.11,497**	**S/.17,164**	**S/.18,090**	**S/.17,564**

According to the statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of December 31, 2001, Banco de Credito del Peru had a total loan market share of 27.2% (27.4% at September 30, 2001 and 26.1% at December 31, 2000), and 30.9% of deposits (32.3% at September 30, 2001, and 31.6% at December 31, 2000).

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	**31.12.00**	**30.09.01**	**31.12.01**
Corporate	45.2%	45.1%	44.9%
Middle market	27.4%	27.1%	27.0%
Retail:	27.4%	27.8%	28.1%
- small business	10.5%	9.7%	9.7%
- home mortgage	9.4%	9.9%	9.9%
- consumer	4.6%	5.0%	5.1%
- credit cards	2.9%	3.3%	3.3%
Total	100.0%	100.0%	100.0%
Total Loans	**S/.13,470**	**S/.12,717**	**S/.12,668**

In the current quarter, loan balances decreased slightly by 0.4%, with corporate loans declining by 0.7%, to S/.5,693 million (US$1,653 million), middle market loans declining by 0.7% to S/. 3,424 million (US$994 million), while retail loans declined by 0.4% to S/.3,551 million (US$1,031million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	4Q00	3Q01	4Q01	4Q01 vs 3Q01	4Q01 vs 4Q00
Small business loans	1,452	1,221	1,227	0.5%	-15.5%
Mortgage loans	1,267	1,259	1,249	-0.8%	-1.5%
Consumer loans	556	636	646	1.6%	16.2%
Credit card loans	418	420	429	2.3%	2.7%
Total Retail	**3,694**	**3,535**	**3,551**	**0.4%**	**-3.9%**

At December 31, 2001 contingent credits were S/.3,526 million (US$1,023.9 million), increasing 16.0% during the current quarter, and 25.9% above the December 2000 figure, as can be seen in the following chart:

(% change and constant S/. Mn)	4T00	3T01	4T01	4T01 vs 3T01	4T01 vs 4T00
- Guarantees and Stand-by LCs	1,599	1,568	1,746	11.4%	9.2%
- Letters of Credit	323	318	338	6.3%	4.8%
- Acceptances	171	132	126	-5.0%	-26.4%
- Future Liabilities	407	636	670	5.4%	64.8%
- Other contingent accounts	473	519	772	48.7%	63.3%
Total Contingent Credits	**2,801**	**3,041**	**3,526**	**16.0%**	**25.9%**

II.6 LOAN QUALITY

Loan quality improved as past due loans declined to S/.1,113 million (US$323.1 million) at December 31, 2001, 10.9% below the balance of S/.1,250 million (US$362.9 million) at the end of the third quarter of 2001, and 9.2% below S/.1,225 million (US$355.4 million) at December 31, 2000. The ratio of past due loans as a percentage of total loans improved from 9.83% in September to 8.79% at December 31, 2001, and is below 9.10% of December 31, 2000.

At the end of the quarter, refinanced loans amounted to S/.832.2 million (US$241.6 million), greater than the balance at September 2001 of S/.674.9 million (US$196.0 million), with the increase principally related to loans to manufacturing companies.

Loans believed to be unrecoverable, fully provisioned in prior periods, written-off during the fourth quarter 2001 amounted to S/.150.7 million (US$43.8 million), of which approximately 30% were loans related to the agriculture sector and refinanced via the RFA program, while 8% were consumer loans. This compares to charge-offs in the third quarter of 2001 of S/.73.6 million (US$21.4 million), and S/.194.7 million (US$56.5 million) in the fourth quarter one year ago.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 19.5% of the loan portfolio in December 2001, declining from 20.2% in September 2001, and from 21.5% in December 2000. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	**31.12.00**	**30.09.01**	**31.12.01**
A: Normal	67.7%	70.4%	69.6%
B: Potential Problem	10.8%	9.3%	11.0%
C: Deficient	11.1%	8.6%	8.3%
D: Doubtful	5.6%	5.0%	4.9%
E: Loss	4.8%	6.6%	6.3%
Total	100.0%	100.0%	100.0%
Total Loans	**S/.13,470**	**S/.12,717**	**S/.12,668**

At the end of the fourth quarter, outstanding balances of loan loss provisions totaled S/.1,170 million (US$339.8 million), decreasing 2.9% compared to the preceding quarter. The ratio of loan provisions to past due loans was 105.1% at the end of the current year, higher than the 96.4% at September 2001 and better than the 94.5% at December 2000.

Of total provisions outstanding at the end of the current quarter, S/.121.6 million (US$35.3 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from generic provisions of S/.132.5 million (US38.5 million) at September 30, 2001.

In the fourth quarter of 2001, loan loss provisions, net of recoveries, for the amount of S/.111.6 million (32.4 million) were charged against income, lower than the S/.131.0 (US$38.0 million) provisioned in the same period in 2000. During the third quarter of 2001 provision expense was S/.96.7 million (US$28.1 million). Total year 2001 provision expense amounted to S/.421.3 million (US$122.3 million), decreasing from S/.564.4 million (US$163.9 million) in 2000. Quarterly provision expense charged to each business segment is as follows:

(% of Provision expense and S/.Mn const.)	**4Q00**	**3Q01**	**3Q01**
Corporate Banking	10.7%	6.1%	15.6%
Middle Market	58.5%	68.8%	29.5%
Retail	30.8%	25.1%	54.9%
Total	100.0%	100.0%	100.0%
Total Provision Expense, net	**S/.131.0**	**S/.96.7**	**S/.111.6**

II.7 CAPITAL ADEQUACY

At the end of the fourth quarter of 2001, BCP's unconsolidated ratio of risk-weighted assets to regulatory capital was 9.4 to 1.0 (10.7%), while the corresponding consolidated ratio was 8.2 to 1.0 (12.2%). Risk-weighted assets include S/.937.7 million (US$272.3 million) of market-risk exposure whose coverage required S/.85.2 million (US$24.8 million) of regulatory capital at December 31, 2001. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of December 31, 2001, BCP's consolidated "regulatory capital" was S/.1,971 million (US$572.3 million), remaining similar to the quarter before. Regulatory capital included S/.200.4 million ($58.2 million) in subordinated debt.

	BCP unconsolidated		BCP consolidated	
(In constant S/. Mn.)	**31.12.00**	**31.12.01**	**31.12.00**	**31.12.01**
Regulatory capital	1,486	1,381	1,940	1,971
Risk weighted assets	12,390	12,962	16,408	16,223
Weighted assets / Capital	8.3	9.4	8.5	8.2
Capital / Weighted Assets	12.0%	10.7%	11.8%	12.2%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES ("ASHC")

Consolidated net income for the year ended December 31, 2001 was US$5.6 million, compared to US$11.3 million in 2000. Lower net income is mostly due to higher provisions for lower market value of the investment portfolio. In the fourth quarter 2001 a consolidated net income of US$0.5 million was obtained, compared to net income of US$0.6 million in the same period of 2000, due to lower non-interest income partly offset by lower provisions.

Net interest income before risk provisions, which includes dividend income, was US$4.8 million in the fourth quarter of 2001, 9.2% over the same quarter of 2000 and 13.3% higher than the preceding quarter, principally because of lower cost of funds from the general decline of interest rates. Without including dividends, net interest income was US$4.6 million in the fourth quarter of 2001, compared to US$4.0 million in the prior year quarter. Net interest margin, without considering dividends and investments in equity shares, was 3.0% during this quarter, increasing from 2.5% margin in the preceding third quarter 2001, and above the 2.4% margin in the year-ago period, mainly due to lower cost of funds.

In the fourth quarter of 2001 charges against income for market risk provisions amounted to US$3.0 million, lower than US$7.5 million in the preceding third quarter and also compared to US$3.3 million in the year-ago period.

Other Income, which includes fee income and realized gains on securities transactions before risk provisions, decreased from US$1.8 million in the fourth quarter of 2000 to US$1.1 million in the current quarter, mainly due to realized losses of US$0.7 million in the current period compared to gains of US$0.3 million in the last quarter of 2000.

The loan portfolio, net of provisions, was US$176.1 million as of December 31, 2001, decreasing compared to US$206.9 million at September 2001, and also from US$224.6 million at the end of 2000, mainly due to decreased lending to Peruvian companies and lower risk-participated loans.

The investment portfolio was US$330.6 million at December 2001, over US$263.9 million last September 2001, and also over the US$266.9 million balance at the end of 2000. The increase is due to additional Mexican securities and the purchase of loans to Peruvian and Central American companies, registered as investments and which were previously booked as loans.

Deposits amounted to US$555.7 million at December 31, 2001, increasing from US$543.3 million at the end of the third quarter 2001, but declines from US$569.2 million as of the fourth quarter of 2000. The negative deposits trend, due to the generalized lower interest rates, changed in December 2001 when approximately US$32 million in funds were obtained in relation to the sale of Banco Capital.

Funds under management increased to US$406.2 million at December 31, 2001, 46.1% above US$278.1 million at the end of the preceding year, and also compared to US$372.2 million at the end of last September, principally due to lower interest paid on deposits, compared to yields offered by structured products and funds under management.

Net equity reached US$128.7 million at the end of December 2001, slightly lower than US$131.0 million at year-end 2000, but increases compared to US$119.9 million at the preceding quarter, principally due to lower reserves for available for sale securities, that decreased required provisions, that had previously been charged against equity, when their market values grew. Special equity reserves for unrealized losses on investments decreased from US$16.4 million at the end of September 2001, to US$8.2 million at year-end 2001. The loan portfolio had no past dues.

The ratio of operating expenses over average assets was 1.4%, annualized, in the fourth quarter of 2001 increasing over 1.2% during the year-ago period, mainly due to decreased total assets. This ratio declines to 0.9% in the fourth quarter of 2001, when funds under management are included within total assets, remaining similar to the ratio in the prior year quarter.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES ("PPS")

PPS obtained in the in the year ended December 31, 2001 a consolidated net income of S/.210.6 million (US$61.1 million), compared to S/.0.7 million (US$0.2 million) in 2000. A consolidated net income of S/.207.7 million (US$60.3 million) resulted in the fourth quarter of 2001, compared to a net loss of S/.2.4 million (US$0.7 million) in the same period of 2000. Increased profits for total year and fourth quarter 2001 was mostly due to gains on the sale of the equity shares of brewer Backus & Johnston, with which an extraordinary income, net of provisions for lower market value of other investments, of S/.187.5 million (US$54.5 million) was obtained.

Additionally, we can note that in the fourth quarter 2001, the net loss ratio decreased, reserves increased while underwriting results grew. Negative results in the fourth quarter 2000 were mainly due to losses related to reserves for Life Annuities and in the health insurance line, which after pricing changes, is generating operating profits since the third quarter of 2001.

In the fourth quarter of 2001, total premiums increased 18.0% to S/.188.4 million (US$54.7 million), compared to S/.159.7 million (US$46.4 million) in the prior year quarter. Net premiums earned, net of reinsured premiums and reserves, were S/.109.8 million (US$31.9 million), 5.0% below the prior year quarter, due to higher ceded premiums and increased reserves.

Additions to technical reserves for premiums grew by S/.29.2 million (US$8.5 million) in the fourth quarter of 2001, higher than S/.11.7 million (US$3.4 million) in the preceding year quarter. The total year 2001 increase in reserves amounted to S/.117.1 million (US$34.0 million), growing from S/.62.8 million (US$18.2 million) in 2000, of which S/.100.5 million (US$29.2 million) were established by Pacífico Vida for its life annuities and life insurance lines.

Comparing results of the twelve-month periods through December of 2001 and 2000, consolidated premiums grew 18.1% to S/.724.1 million (US$210.2 million). General insurance lines at PPS amounted to US$124.7 million, increasing 14.9% compared to 2000, while PacíficoSalud's premiums were US$22.8 million, increasing 42.9%, and premiums by Pacífico Vida grew 16.8% to US$62.8 million.

Through December 31, 2001, growth of the health and medical assistance insurance line (23.8% of total premiums) was 12.8%; fire insurance lines (15.6% of total premiums) increased 35.7%; while the automobile insurance line (9.3% of total premiums) decreased 4.0%. In the current year, pension fund benefits insurance (8.8% of total premiums) grew 28.8%, while group life insurance and individual life insurance policies (10.8% of total premiums) grew 2.2%, and life annuities (8.8% of total premiums) grew 32.9% compared to 2000.

Net underwriting results was S/.18.5 million (US$5.4 million) in the fourth quarter of 2001, compared to S/.11.5 million (US$3.3 million) in the prior year quarter. The ratio of net underwriting results (net premiums less reserves and claims as a percentage of total premiums) was 9.8% in the fourth quarter of 2001, compared to 7.2% in the prior year period.

Net claims incurred in the fourth quarter of 2001 were S/.75.4 million (US$21.9 million), 16.7% lower than claims in the same 2000 quarter. The net loss ratio (net claims to net premiums) was 55.4% in the current quarter lower than 71.2% in the 2000 quarter. The net loss ratio for the year also decreased from 69.0% in 2000 to 63.9% in 2001, even though claims at PacíficoSalud remained high at 107.6%, and the fire insurance line ratio rose to 78.2% due to claims caused by the earthquake in the South of Peru, in second quarter 2001, which amounted to approximately US$1.6 million, net.

The combined ratio (the sum of net claims, general expenses and commissions, as a percentage of net premiums) decreased from 97.0% in the fourth quarter of 2000 to 84.2% in the current quarter, due to lower claims. Operating expenses over net premiums grew from 18.6% to 22.1% comparing the fourth quarters of 2000 and 2001, respectively.

Investments in real estate and financial assets were S/.625.6 million (US$181.7 million) at the end of December 2001, increasing 2.1% from the year-ago balance. As of December 31, 2001, total assets were S/.1,343 million (US$389.8 million) increasing 38.8% compared to the prior year balance.

In November 2001 all Type A equity shares of Backus & Johnston held by PPS were sold. Part of the generated funds will be re-invested allowing for an improved diversification of the portfolio, which will include securities with the risk and maturity profile matching liabilities generated by the insurance portfolio.

The Peruvian insurance market through November 30, 2001, increased total premiums 7.0% with respect to the prior year period, in nominal terms. For the first eleven months of 2001, PPS's market share in total premiums was 32.8% (30.1% in the year-ago period), with the share in general risks lines being 34.1%, and in life insurance and pension fund benefits lines of 29.8%.

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

ASSETS	As of Sep. 30, 2000	Dec. 31, 2000	Sep. 30, 2001	Dec. 31, 2001
CASH AND DUE FROM BANKS				
Cash and non interest bearing deposits in banks	219,190	288,424	244,009	277,841
Interest bearing deposits in banks	1,417,961	1,464,153	1,924,882	1,675,562
	1,637,151	1,752,577	2,168,891	1,953,403
MARKETABLE SECURITIES, net	441,680	347,922	511,821	516,376
LOANS	4,431,039	4,454,085	4,313,517	4,064,479
Current	4,017,913	4,077,984	3,929,175	3,713,644
Past Due	413,126	376,101	384,342	350,835
Less - Reserve for possible loan losses	(359,103)	(341,487)	(355,793)	(344,433)
LOANS NET	4,071,936	4,112,598	3,957,724	3,720,046
INVESTMENT SECURITIES AVAILABLE FOR SALE	606,283	601,881	615,003	584,293
REINSURANCE ASSETS	48,254	43,579	44,617	45,663
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	46,276	46,068	47,156	54,587
PROPERTY, PLANT and EQUIPMENT, net	261,895	263,561	251,864	258,870
DUE FROM CUSTOMERS ON ACCEPTANCES	49,149	52,245	40,605	38,606
OTHER ASSETS	351,139	406,617	393,936	417,072
TOTAL ASSETS	**7,513,763**	**7,627,048**	**8,031,617**	**7,588,916**
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS AND OBLIGATIONS:				
Non-interest bearing	595,090	642,223	632,154	766,607
Interest bearing	4,945,919	5,022,987	5,398,318	4,960,884
	5,541,009	5,665,210	6,030,472	5,727,491
DUE TO BANKS AND CORRESPONDENTS	504,602	459,391	479,749	341,452
ACCEPTANCES OUTSTANDING	49,149	52,245	40,605	38,606
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	146,607	153,855	185,649	193,452
RESERVE FOR UNEARNED PREMIUMS	48,709	40,128	39,185	44,707
REINSURANCE PAYABLE	21,002	15,433	22,793	23,801
OTHER LIABILITIES	333,046	362,581	327,376	310,383
MINORITY INTEREST	93,737	95,475	103,073	112,255
TOTAL LIABILITIES	**6,737,861**	**6,844,318**	**7,228,902**	**6,792,147**
NET SHAREHOLDERS' EQUITY	775,902	782,730	802,715	796,769
TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	**7,513,763**	**7,627,048**	**8,031,617**	**7,588,916**
CONTINGENT CREDITS	**819,407**	**879,721**	**917,791**	**1,079,749**

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Twelve months ended	
	31.12.00	30.09.01	31.12.01	31.12.00	31.12.01
INTEREST INCOME					
Interest on loans	151,341	134,915	123,786	598,842	544,255
Interest and dividends on investments:	(237)	352	380	6,724	2,387
Interest on deposits with banks	19,332	17,849	10,534	84,325	65,523
Interest on trading securities	22,333	20,026	20,361	73,644	82,607
Total Interest Income	192,769	173,142	155,061	763,535	694,772
INTEREST EXPENSE					
Interest on deposits	75,223	55,709	41,163	303,967	220,024
Interest on borrowed funds	16,083	13,222	10,387	62,843	59,177
Other interest expense	4,520	9,844	9,011	22,938	39,341
Total Interest Expense	95,826	78,775	60,561	389,748	318,542
Net Interest Income	96,943	94,367	94,500	373,787	376,230
Provision for possible loan losses, net	39,254	29,956	40,394	170,102	134,357
Net interest income after provision for possible loan losses	**57,689**	**64,411**	**54,106**	**203,685**	**241,873**
OTHER INCOME					
Fees and commissions from banking services	41,450	42,087	45,756	157,683	167,300
Net gains from sales of securities	(10,177)	(2,863)	32,928	(5,218)	31,737
Net gains on foreign exchange transactions	6,294	6,219	4,021	23,625	17,549
Net premiums earned	28,189	28,040	27,245	113,395	112,204
Other income	8,283	10,571	10,278	44,548	40,989
	74,039	84,054	120,228	334,033	369,779
CLAIMS ON INSURANCE ACTIVITIES					
Net claims incurred	8,248	4,252	4,594	35,609	26,349
Increase in future policy benefits for life and health	14,772	20,192	17,407	56,652	70,668
	23,020	24,444	22,001	92,261	97,017
OTHER EXPENSES					
Salaries and employee benefits	38,944	43,713	44,708	171,403	173,974
General, administrative, and other taxes	35,435	36,465	34,196	144,979	141,851
Depreciation and amortization	11,788	11,421	12,397	47,520	46,732
Other	8,395	13,922	15,434	40,104	57,594
	94,562	105,521	106,735	404,006	420,151
Translation result	69	(551)	835	(8,500)	(2,575)
Income before income tax, and minority interest	**14,215**	**17,949**	**46,433**	**32,951**	**91,909**
Income Tax	(4,193)	(3,623)	(10,496)	(9,702)	(21,557)
Minority Interest	(3,086)	(3,199)	(9,427)	(5,553)	(15,839)
NET INCOME	**6,936**	**11,127**	**26,510**	**17,696**	**54,513**

CREDICORP LTD. AND SUBSIDIARIES

Table 3

SELECTED FINANCIAL INDICATORS

	Three months ended			Twelve months ended	
	31.12.00	30.09.01	31.12.01	31.12.00	31.12.01
Profitability					
Net income per common share (US$ per share)(1)	0.086	0.139	0.332	0.219	0.681
Net interest margin on interest earning assets (2)	6.59%	5.97%	6.16%	6.34%	6.38%
Return on average total assets (2)(3)	0.37%	0.56%	1.36%	0.23%	0.72%
Return on average shareholders' equity (2)(3)	3.56%	5.58%	13.26%	2.30%	6.90%
No. of outstanding shares (millions)(4)	80.18	80.18	79.46	80.18	79.46
Quality of loan portfolio					
Past due loans as a percentage of total loans	8.44%	8.91%	8.63%	8.44%	8.63%
Reserves for loan losses as a percentage of total past due loans	90.80%	92.57%	98.18%	90.80%	98.18%
Reserves for loan losses as a percentage of total loans	7.67%	8.25%	8.47%	7.67%	8.47%
Reserves for loan losses as a percentage of substandard loans (C+D+E)	39.53%	45.40%	46.55%	39.53%	46.55%
Past due loans - reserves for loan losses as a percentage of shareholders' equity	4.42%	3.56%	0.80%	4.42%	0.80%
Operating efficiency					
Oper. expense as a percent. of total income (5)	50.71%	54.68%	50.38%	54.62%	53.65%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.58%	4.87%	5.05%	5.08%	5.13%
Capital adequacy					
Total Regulatory Capital (US$Mn)	713.2	756.2	729.9	713.2	729.9
Tier I Capital (US$Mn)	613.3	615.2	605.9	613.3	605.9
Regulatory capital / risk-weighted assets (6)	11.88%	12.55%	12.34%	11.88%	12.34%
Average balances (US$Mn) (3)					
Interest earning assets	5,883.8	6,324.5	6,135.7	5,894.3	5,897.8
Total Assets	7,570.4	8,006.3	7,810.3	7,608.3	7,608.0
Net equity	779.3	797.2	799.7	769.2	789.7

(1)The number of shares outstanding of 80.2 million in 4Q00 and 3Q01, and 79.5 million in 4Q01.

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Net of treasury shares. The total number of shares was of 94.38 million.

(5)Total income includes net interest income and other income.

Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense.

(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

Table 4

CONSOLIDATED BALANCE SHEETS

(Constant Nuevos Soles, as of December 31, 2001, and U.S. Dollars in thousands)

ASSETS	30.09.00	31.12.00	30.09.01	31.12.01	31.12.01
					US$000(1)
CASH AND DUE FROM BANKS	5,059.246	5,428.184	6,680.512	5,954.958	$1,729.082
Cash and Checks	706.589	909.210	769.370	847.564	$246.099
Deposits in Central Bank of Peru	3,806.776	3,651.235	4,269.906	3,774.204	$1,095.878
Deposits with local and foreign banks	545.881	867.739	1,641.236	1,333.190	$387.105
MARKETABLE SECURITIES, net	1,329.472	949.868	1,499.236	1,505.895	$437.252
LOANS	13,332.251	13,470.107	12,717.265	12,667.918	$3,678.257
Current	11,979.979	12,244.754	11,467.607	11,554.998	$3,355.110
Past Due	1,352.272	1,225.354	1,249.658	1,112.920	$323.148
Less - Reserve for possible loan losses	(1,222.952)	(1,157.443)	(1,204.844)	(1,170.159)	($339.767)
LOANS NET	12,109.299	12,312.664	11,512.421	11,497.759	$3,338.490
INVESTMENT SECURITIES AVAILABLE FOR SALE	513.567	418.070	323.216	301.725	$87.609
PROPERTY, PLANT and EQUIPMENT, net	629.009	647.349	629.334	644.572	$187.158
OTHER ASSETS	913.628	1,025.734	947.824	924.479	$268.432
TOTAL ASSETS	**20,554.221**	**20,781.869**	**21,592.543**	**20,829.388**	**$6,048.022**
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS AND OBLIGATIONS:	16,902.675	17,163.728	18,090.874	17,564.468	$5,100.020
Demand deposits	3,039.264	3,110.103	3,392.169	3,701.413	$1,074.742
Saving accounts	5,046.197	5,084.584	4,952.113	5,243.522	$1,522.509
Time deposits	8,817.214	8,969.041	9,746.592	8,619.533	$2,502.768
DUE TO BANKS AND CORRESPONDENTS	868.705	765.048	591.867	472.809	$137.285
OTHER LIABILITIES	1,112.764	1,153.094	1,109.288	962.067	$279.346
SHAREHOLDERS EQUITY:	1,670.077	1,699.999	1,800.514	1,830.044	$531.372
Capital stock	1,004.437	1,003.739	1,013.937	1,003.739	$291.446
Legal reserve	627.301	626.604	652.276	645.882	$187.538
Retained earnings	38.339	69.656	134.301	180.423	$52.388
TOTAL LIABILITIES AND EQUITY	**20,554.221**	**20,781.869**	**21,592.543**	**20,829.388**	**$6,048.022**
Contingent Credits	**2,820.320**	**2,801.190**	**3,040.713**	**3,526.271**	**$1,023.888**

(1)Translated at S/.3.444 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

Table 5

CONSOLIDATED INCOME STATEMENTS

(Constant Nuevos Soles, as of December 31, 2001, and U.S. Dollars in thousands)

	Three months ended				Twelve months ended		
	31.12.00	**30.09.01**	**31.12.01**	**31.12.01**	**31.12.00**	**31.12.01**	**31.12.01**
Interest income and expense				**US$000(1)**			**US$000(1)**
Interest income	558.399	502.116	443.795	$128.860	2,256.297	2,004.702	$582.085
Less - Interest expense	265.226	210.986	159.895	$46.427	1,100.181	859.829	$249.660
Net interest income	293.173	291.130	283.900	$82.433	1,156.116	1,144.873	$332.425
Provisions for possible loan losses, net	131.020	96.693	111.620	$32.410	564.357	421.290	$122.326
Net interest income after provisions	162.153	194.437	172.280	$50.023	591.759	723.583	$210.100
Other Income							
Fees and commissions from services	133.997	138.342	139.811	$40.596	513.494	534.780	$155.279
Net gains from sales of securities	(15.097)	4.375	20.807	$6.042	0.261	35.168	$10.211
Net gains on foreing exchg. transacts.	18.680	18.688	15.336	$4.453	72.086	60.471	$17.558
Other income	19.318	19.061	22.311	$6.478	61.712	76.394	$22.182
	156.898	180.466	198.265	$57.568	647.553	706.813	$205.230
Other Expenses							
Salaries and employee benefits	103.496	114.922	120.175	$34.894	470.033	472.335	$137.147
General and administrative	93.765	99.134	96.346	$27.975	362.809	380.147	$110.380
Depreciation and amortization	28.554	29.838	28.715	$8.338	118.888	116.668	$33.876
Taxes other than income tax	9.840	9.971	9.104	$2.643	43.774	39.576	$11.491
Other	39.200	34.188	48.020	$13.943	120.554	160.184	$46.511
	274.855	288.053	302.360	$87.793	1,116.058	1,168.910	$339.405
Result from exposure to inflation	(5.707)	(8.146)	12.731	$3.697	(39.434)	(1.504)	($0.437)
Income before income tax	**38.489**	**78.704**	**80.916**	**$23.495**	**83.820**	**259.982**	**$75.488**
Income Tax	7.170	20.496	34.791	$10.102	15.180	80.111	$23.261
NET INCOME	**31.319**	**58.208**	**46.125**	**$13.393**	**68.640**	**179.871**	**$52.227**

(1)Translated at S/.3.444 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

Table 6

SELECTED FINANCIAL INDICATORS

	Three months ended:			Twelve months ended	
	31.12.00	30.09.01	31.12.01	31.12.00	31.12.01
Profitability					
Net income per common share (S/. per share)(1)	0.031	0.057	0.045	0.067	0.175
Net interest margin on interest earning assets (2)	6.63%	6.20%	6.13%	6.42%	6.17%
Return on average total assets (2)(3)	0.61%	1.08%	0.87%	0.32%	0.84%
Return on average shareholders' equity (2)(3)	7.43%	13.12%	10.16%	4.07%	10.19%
Quality of loan portfolio					
Past due loans as a percentage of total loans	9.10%	9.83%	8.79%	9.10%	8.79%
Reserves for loan losses as a percentage of total past due loans	94.46%	96.41%	105.14%	94.46%	105.14%
Reserves for loan losses as a percentage of total loans	8.59%	9.47%	9.24%	8.59%	9.24%
Reserves for loan losses as a percentage of substandard loans (C+D+E)	40.82%	46.86%	47.46%	40.82%	47.46%
Past due loans - reserves for loan losses as a percentage of shareholders' equity	3.99%	2.49%	-3.13%	3.99%	-3.13%
Operating efficiency (5)					
Oper. expense as a percent. of total income (4)	55.06%	55.29%	56.91%	57.65%	57.54%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.80%	4.85%	5.18%	4.90%	4.99%
Capital adequacy					
Total Regulatory capital (constant millions S/.)	1,939.7	2,039.0	1,971.1	1,939.7	1,971.1
Tier I Capital (constant millions S/.)	1,630.3	1,666.2	1,649.6	1,630.3	1,649.6
Net equity as a percentage of period end total assets	8.18%	8.34%	8.79%	8.18%	8.79%
Regulatory capital / risk-weighted assets	11.82%	12.86%	12.15%	11.82%	12.15%
Average balances (constant millions S/.) (3)					
Interest earning assets	17,687.9	18,773.6	18,523.1	18,011.2	18,541.6
Total Assets	20,668.0	21,497.7	21,211.0	21,215.3	21,341.4
Net equity	1,685.0	1,775.2	1,815.3	1,684.6	1,764.8
Additional data					
No. of outstanding shares (millions)	988.7	1026.3	1026.3	988.7	1026.3
No. of employees	7,417	7,547	7,747	7,417	7,747
Inflation rate (Wholesale price index)	0.86%	-0.80%	-1.63%	3.84%	-2.19%
Exchange rate (S/. per 1 U.S. Dollar)	3.52	3.48	3.44	3.52	3.44

(1)Shares outstanding of 1,026 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Total income includes net interest income and other income.

(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Twelve months ended	
	31.12.00	30.09.01	31.12.01	31.12.00	31.12.01
Results					
Net Interest Income	4,394	4,236	4,800	19,713	19,135
Provisions for market risks	3,319	7,521	3,000	8,195	11,441
Other Income(1)	1,765	4,489	1,120	9,895	8,787
Operating Expense	2,222	2,607	2,370	10,115	10,835
Net Income	618	(1,403)	549	11,298	5,646
Net Income per share (US$)	0.02	(0.04)	0.01	0.28	0.14
Balance Sheets (end of period)					
Total Assets	747,329	687,352	705,920	747,329	705,920
Loan portfolio, net	224,590	206,929	176,071	224,590	176,071
Marketable securities and investments	266,927	263,894	330,564	266,927	330,564
Total Deposits	569,210	543,266	555,669	569,210	555,669
Shareholders' equity	130,964	119,922	128,742	130,964	128,742
Funds under administration	278,116	372,204	406,172	278,116	406,172
Ratios (2)					
Net interest margin / interest earning assets (3)(4)(5)	2.4%	2.5%	3.0%	2.4%	2.7%
Return on average stockholders' equity(4)	1.8%	-4.5%	1.8%	8.7%	4.3%
Return on average total assets(4)	0.3%	-0.8%	0.3%	1.4%	0.8%
Past due loans as a percentage of total loans	0.1%	0.0%	0.0%	0.1%	0.0%
Reserves for loan losses as a percentage of total loans	0.2%	0.3%	0.4%	0.2%	0.4%
Operating expense / total income	78.3%	216.5%	81.2%	47.2%	65.7%
Operating expense / average total assets(4)	1.2%	1.5%	1.4%	1.3%	1.5%
Operating expense / average total assets + funds under management(4)	0.9%	1.0%	0.9%	1.0%	1.0%

(1) Includes realized gains in securities.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) Averages determined from monthly balances.

(4) Annualized.

(5) Without considering dividend income and dividend earning assets.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES

Table 8

SELECTED FINANCIAL DATA

(Constant Nuevos Soles as of December 31, 2001, and U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended				As of and for the twelve month period ended		
	31.12.00	30.09.01	31.12.01	31.12.01	31.12.00	31.12.01	31.12.01
Results				US$000(1)			US$000(1)
Total gross Premiums	159,660	192,735	188,427	$54,712	613,199	724,058	$210,238
Change in Reserves	11,677	26,101	29,172	$8,470	62,841	117,101	$34,001
Net Underwriting Results	11,471	15,022	18,469	$5,363	38,936	35,929	$10,432
Net Financial Income	14,902	16,960	252,594	$73,343	63,247	303,219	$88,043
General Expenses	23,669	23,477	30,078	$8,734	94,910	98,995	$28,744
Net Income	(2,448)	7,489	207,722	$60,314	652	210,559	$61,138
Net Income per share (S/.)(2)	(0.106)	0.324	8.983	$2.608	0.028	9.106	$2.644
Balance Sheets (end of period)							
Total Assets	967,588	1,135,239	1,342,538	$389,819	967,588	1,342,538	$389,819
Investments in Secur. and Real estate	612,774	722,374	625,602	$181,650	612,774	625,602	$181,650
Technical Reserves	533,428	651,548	693,560	$201,382	533,428	693,560	$201,382
Net Equity	272,924	290,438	470,428	$136,593	272,924	470,428	$136,593
Ratios							
Net underwriting results	7.2%	7.8%	9.8%	9.8%	6.3%	5.0%	5.0%
Loss ratio	70.8%	67.3%	48.4%	48.4%	65.0%	60.5%	60.5%
Return on avge. equity (3)(4)	-3.4%	10.9%	471.3%	471.3%	0.2%	56.7%	56.7%
Return on total premiums	-1.5%	3.9%	110.2%	110.2%	0.1%	29.1%	29.1%
Shareholders' Equity / Total Assets	28.2%	25.6%	35.0%	35.0%	28.2%	35.0%	35.0%
Increase in Risk Reserves	9.2%	19.5%	21.4%	21.4%	13.0%	21.7%	21.7%
Combined Ratio	97.0%	87.6%	84.2%	84.2%	96.0%	88.5%	88.5%
- Net Claims / Net Premiums	71.2%	65.3%	55.4%	55.4%	69.0%	63.9%	63.9%
- Op. Exp.+Comiss./Net Premiums	25.8%	22.3%	28.7%	28.7%	27.0%	24.6%	24.6%
Operating expense/Net Premiums	18.6%	17.5%	22.1%	22.1%	19.6%	18.4%	18.4%
Oper. expense / Avge. assets (3)(4)	10.2%	8.8%	10.1%	10.1%	10.3%	8.6%	8.6%

(1)Translated at S/.3.444 per US$1.00.

(2)Based on 23.1 million shares in all periods

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Annualized.

Notice of Material Event regarding Credicorp Ltd., dated February 7, 2002

February 7, 2002

Comisión Nacional Supervisora
De Empresas y Valores
Lima

Ref.; "Material Event"

Dear Sirs:

In conformity with the articles10 and 28 of Capital Market Law and CONASEV Resolution No. 307-95-EF/94.10, we hereby notify you of the following Material Event, "Hecho de Importancia".

Today, the Central Management of our company approved the consolidated financial statements for Credicorp and Subsidiaries as of December 31, 2001.

Sincerely,

Benedicto Cigüeñas
Credicorp Ltd.

CREDICORP
CORPORACION BCP

ARI-013-2002

CONASEV
AREA TRAMITE DOCUMENTARIO

'02 FEB -7 17:28

La Molina, 7 de febrero del 2002

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

Señores
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Presente.-

At. Registro de Valores e Intermediarios

Ref. "Hecho de Importancia"

Estimados señores:

Nuestra empresa Credicorp Ltd., de conformidad a lo dispuesto por la Ley del Mercado de Valores en su artículo 28° y por el Reglamento de Hechos de Importancia e Información Reservada (Resolución CONASEV No. 307-95-EF/94.10), cumple con informar el siguiente "Hecho de Importancia".

La Gerencia General de nuestra empresa aprobó con fecha de hoy, el Informe de Gerencia correspondiente al 4to trimestre con fecha al 31 de diciembre del 2001, asimismo, adjuntamos diskette con la información.

Sin otro particular, quedamos de ustedes.

Atentamente,

CREDICORP LTD.

BENEDICTO CIGÜEÑAS G.
Gerente Central

dpd.

Adj. Lo indicado

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

By: --

Name : Alfredo Montero
Title: Authorized Representative

Dated: February 14, 2002